UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Grindrod Shipping Holdings Ltd. (the “Company”) announces its intent to hold an Extraordinary General Meeting of Shareholders on August 10, 2023 at 18:00 Singapore Standard Time (the “EGM”). The notice of the EGM is attached hereto as Exhibit 99.1.

Exhibits

99.1	Notice of Extraordinary General Meeting of Shareholders of Grindrod Shipping Holdings Ltd. (including a form of proxy and voting i nstructions).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: July 13, 2023	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer